Blake Squires

Partner

Cleveland/Akron, Ohio Area

Message ···

Hatch, LLC.

The Ohio State University

See contact info

500+ connections

Working on the delicate intersection of software & hardware, I am a technology & product entrepreneur who currently coaches fellow product CEOs while seeking meaningful deal-flow in Northeast Ohio - for investment and my next operating adventure. I founded Doctors Orders, a medi...

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Experience

Partner
Hatch, LLC.
Nov 2010 – Present • 7 yrs 8 mos

Hatch simply: Helps At The Critical Hour. Using coaching, connecting and capital, I help entrepreneurs and product CEOs grow their enterprises, products and people.

Founder
Doctors Orders
Apr 2016 – Mar 2018 • 2 yrs
Cleveland/Akron, Ohio Area

Doctors Orders simplifies data collection and transmission for medical supply orders. Our rules driven interface asks only the questions required to compliantly and efficiently ship and bill for medical supplies. DoctorsOrders was acquired by a medical supply company.

Movable

Founder & CEO
Movable
Sep 2011 – Sep 2015 • 4 yrs 1 mo
Cleveland/Akron, Ohio Area

Movable improves personal well-being by inspiring movement in groups (corporations, schools & healthcare). Movable's platform utilizes sensor technology coupled with behavioral software to drive outcomes. Movable was acquired by DHS Group, a population health data company.

Findaway

Founding Partner & Chief Strategy Officer
Findaway
Jun 2004 – Nov 2010 • 6 yrs 6 mos

Founder and operator for Findaway World, the creators of Playaway. Playaway is a pre-loaded digital media device that provides users with simple and immediate access to digital content.

Findaway was named by Inc magazine as one of the 500 fastest growing companies in the nation (#25 consumer product companies in 2009). With over 140 associates, Findaway was awarded the NorthCoast 99 best places to work and Smart Business' accolade as the most innovative company in NE Ohio. Exited to Private Equity.

Adcoda LLC

Founding Partner
Adcoda LLC
Nov 2003 – Jun 2004 • 8 mos

Responsible for growth for the digital media and marketing company start-up which utilized music downloads as promotional currency.

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Education

The Ohio State University

The Ohio State University
BA, School of Journalism, Advertising, Telecommunications, Media
1989 – 1994

Rocky River

Rocky River
1985 – 1989

Skills & Endorsements

Start-ups · 99+
Endorsed by **Chris Sklarin and 26 others who are highly skilled at this**
Endorsed by **4 of Blake's colleagues at Movable**

Entrepreneurship · 99+
Endorsed by **Chris Sklarin and 13 others who are highly skilled at this**
Endorsed by **2 of Blake's colleagues at Movable**

Strategy · 97
Endorsed by **Gary Frey and 9 others who are highly skilled at this**
Endorsed by **2 of Blake's colleagues at Movable**

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